Filed pursuant to Rule 424(b)(5)

Registration Statement Nos. 333-157848

333-157848-01

333-157848-02

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
6.20% Medium-Term Notes, Series D Due November 15, 2040	$500,000,000	$35,650

(1)	Excludes accrued interest, if any.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Prudential Financial, Inc.’s Registration Statement on Form S-3 (Nos. 333-157848, 333-157848-01, 333-157848-02).

Pricing Supplement No. 10, dated November 15, 2010,

to the Prospectus, dated March 11, 2009, and

the Prospectus Supplement, dated March 11, 2009.

$500,000,000

PRUDENTIAL FINANCIAL, INC.

6.20% MEDIUM-TERM NOTES, SERIES D,

DUE NOVEMBER 15, 2040

The notes being purchased have the following terms:

UNDERWRITER AND PRINCIPAL AMOUNT:

Citigroup Global Markets Inc.	$141,667,000
HSBC Securities (USA) Inc.	$141,667,000
Wells Fargo Securities, LLC	$141,666,000
Mitsubishi UFJ Securities (USA), Inc.	$50,000,000
BNP Paribas Securities Corp.	$12,500,000
RBS Securities Inc.	$12,500,000

TOTAL	$500,000,000

STATED MATURITY: November 15, 2040

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: November 15, 2010

ORIGINAL ISSUE DATE: November 18, 2010

ORIGINAL ISSUE PRICE: 99.408%

UNDERWRITERS’ COMMISSION: 0.875%

NET PROCEEDS TO PRUDENTIAL FINANCIAL, INC.: 98.533% or $492,665,000

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

global form only: Yes

non-global form available:

CUSIP NO.: 74432QBQ7

REDEMPTION AND REPAYMENT: The notes will be redeemable at any time, in whole or in part, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30 day months, at the CMT rate, using a weekly average as displayed on Reuters page FEDCMT (as described in the Prospectus Supplement dated March 11, 2009 relating to the notes) plus 30 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

INTEREST RATE IS FIXED: Yes

Annual Rate: 6.20%

INTEREST RATE IS FLOATING: No

Base Rate:

Base Rate Source:

Initial Interest Rate:

Spread, if any:

Spread Multiplier, if any

Interest Reset Dates:

Interest Payment Dates:

Record Dates:

Index Maturity:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

INTEREST PAYMENT DATES: Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2011 and ending on the Stated Maturity

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder and under Pricing Supplement No. 9, dated November 15, 2010, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: Yes covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: Yes

Concurrent Offering

Concurrent with this offering of notes, we are also offering $500 million aggregate principal amount of 4.50% Medium-Term Notes, Series D, due November 15, 2020. On November 11, 2010, we entered into an underwriting agreement for a public offering of 18,348,624 shares of our common stock (or 21,100,917 shares, if the underwriters of that offering exercise their over-allotment option in full) at an initial public offering price of $54.50 per share.

Use of Proceeds

We intend to use the net proceeds from this offering and the concurrent offering of $500 million aggregate principal amount of 4.50% Medium-Term Notes, Series D, due November 15, 2020 to partially fund the purchase price under the stock purchase agreement related to our acquisition of certain Japanese subsidiaries of American International Group, Inc. If the acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. We expect to fund the remainder of the acquisition purchase price with approximately $2.2 billion of cash and short-term investments of Prudential Financial and its subsidiaries and approximately $970 million of net proceeds from the public offering of our common stock that priced on November 11, 2010.

Other Information

On November 9, 2010, our board of directors declared an annual dividend for 2010 of $1.15 per share of common stock. The dividend will be payable on December 17, 2010 to shareholders of record at the close of business on November 23, 2010.

In connection with a commitment letter we entered into on September 30, 2010 relating to a bridge facility that may be used to finance any portion of the purchase price under the stock purchase agreement mentioned above, we have agreed with Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and an affiliate of Mitsubishi UFJ Securities (USA), Inc. that, until November 9, 2011, they and/or certain of their affiliates will have the right of first refusal to provide us, on a non-

exclusive basis, with capital markets services in connection with certain offerings we conduct to finance the purchase price under the stock purchase agreement or to refinance amounts borrowed under the bridge facility.

Citigroup Global Markets Inc. has agreed to act as a joint lead arranger and bookrunner for a new five-year revolving credit facility for us, and its affiliate has agreed to act as a lender under the new facility. Affiliates of HSBC Securities (USA) Inc., Wells Fargo Securities, LLC, Mitsubishi UFJ Securities (USA), Inc., BNP Paribas Securities Corp. and RBS Securities Inc. have also agreed to act as lenders under the new facility. In addition, affiliates of Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and Mitsubishi UFJ Securities (USA), Inc. have entered into the commitment letter for the bridge facility with us.

Supplemental Plan of Distribution

We estimate that our total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $400,000. We and the underwriters have entered into an agreement regarding a reimbursement of our offering expenses.

Citi	HSBC	Wells Fargo Securities

Mitsubishi UFJ Securities

BNP PARIBAS		RBS

4